UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Actuate Corporation

(Name of Subject Company)

Asteroid Acquisition Corporation

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00508B102

(Cusip Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Chief Legal Officer and Corporate Secretary

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Neil Whoriskey

David Leinwand

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$359,254,012	$41,745.32

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 54,432,426 shares of common stock, $0.001 par value per share, of Actuate Corporation (“Actuate”), the estimated maximum number of shares of Actuate common stock that may be acquired in this tender offer (representing as of the close of business on December 12, 2014 (i) 46,696,405 shares of common stock issued and outstanding and (ii) 7,736,021 shares issuable upon the exercise of outstanding options), multiplied by (b) the offer price of $6.60 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,745.32	Filing Party:	Open Text Corporation, Asteroid Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed:	December 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on December 16, 2014, as amended and supplemented by Amendment No. 1 filed on December 18, 2014, Amendment No. 2 filed on December 22, 2014 and Amendment No. 3 filed on January 9, 2015, by Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) that is a wholly-owned subsidiary of Open Text Corporation, a corporation organized in Canada (“OpenText”), to purchase all shares of common stock of Actuate Corporation, a Delaware Corporation (“Actuate”), par value $0.001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement (each, a “Share”), that are issued and outstanding, at a price of $6.60 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

All capitalized terms used and not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.	Additional Information.

Section 15—“Certain Legal Matters—Litigation” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On January 9, 2015, the parties to the Action entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Court of Chancery of the State of Delaware, to settle the Action. Pursuant to the MOU, the defendants agreed to make certain supplemental disclosures set forth in Amendment No. 4 to the Schedule 14D-9. The MOU further provides that, among other things, (a) the parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Court of Chancery of the State of Delaware for review and approval, (b) the Stipulation will provide for dismissal of the Action, (c) the Stipulation will include a general release of Defendants of claims relating to the allegations in the Action, the Offer, the Merger, and the Merger Agreement and (d) the proposed settlement is conditioned on consummation of the Merger, completion of confirmatory discovery, and final approval by the Court of Chancery of the State of Delaware. Notwithstanding the MOU, there can be no assurance that the Merger will be consummated or that the court will approve the settlement contemplated by the MOU. The settlement will not affect the amount of consideration that Actuate’s stockholders are entitled to receive in connection with the Proposed Transaction.

Defendants deny all liability with respect to the allegations in the Action and specifically deny that any breach of fiduciary duty occurred, or that any further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation, or law. To avoid the risk that litigation may delay or otherwise adversely affect the consummation of the Merger, to minimize the expense of defending such litigation, to remove the distraction of continued litigation, and to provide additional information to our stockholders at a time and in a manner that would not cause any delay of the closing of the Offer or the Merger, Defendants have agreed to the terms of the proposed settlement described above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2015

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	Chief Legal Officer and Corporate Secretary

ASTEROID ACQUISITION CORPORATION

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	President and Secretary